Rogers Communications Reports Second Quarter 2003 Results

Quarterly Revenue Grows 10% and Operating Profit up 28%
as Cable, Wireless and Media All Deliver Solid Financial Results

TORONTO (July 17, 2003) – Rogers Communications Inc. (“RCI” or “the Company”) today announced its consolidated financial and operating results for the second quarter and six months ended June 30, 2003.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended June 30,	2003	2002	% Change

Operating revenue	1,183,651	1,072,311	10.4
Operating profit(1)	370,206	288,348	28.4
Net income (loss)	54,060	(188,796)	—
Earnings (loss) per share	0.18	(0.96)	—
Net income (loss) (excl. non-recurring items)(2)	61,660	(53,494)	—
Earnings (loss) per share (excl. non-recurring items)(2)	0.22	(0.33)	—
Property, plant and equipment expenditures	222,312	324,656	(31.5)

Six Months Ended June 30,	2003	2002	% Change

Operating revenue	2,306,800	2,056,943	12.1
Operating profit(1)	679,480	527,389	28.8
Net income (loss)	77,796	(286,359)	—
Earnings (loss) per share	0.25	(1.49)	—
Net income (loss) (excl. non-recurring items)(2)	85,396	(156,759)	—
Earnings (loss) per share (excl. non-recurring items)(2)	0.28	(0.88)	—
Property, plant and equipment expenditures	411,262	566,699	(27.4)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

(2)	Non-recurring items for the periods presented are as follows.

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Change in estimates of sales tax and CRTC contribution liabililites	—	—	—	—	—	12.3	(12.3)	—
Gain on sale of assets and investments	—	1.3	(1.3)	—	—	2.1	(2.1)	—
Writedown of investments	—	(217.5)	217.5	—	—	(219.5)	219.5	—
Loss on early repayment of long-term debt	(7.6)	(20.1)	12.5	(62.2)	(7.6)	(20.1)	12.5	(62.2)
Future income tax recovery	—	116.5	(116.5)	—	—	116.5	(116.5)	—
Non-recurring equity losses	—	(15.5)	15.5	—	—	(15.5)	15.5	—
Other	—	—	—	—	—	(5.4)	5.4	—

	(7.6)	(135.3)	127.7	(94.4)	(7.6)	(129.6)	122.0	(94.1)

Highlights of the second quarter of 2003 included the following:

•	Operating revenue grew 10.4 percent for the quarter, with all three operating companies contributing year-over-year growth, including 10.4 percent growth at Cable, 13.7 percent growth at Wireless and 2.9 percent growth at Media.

•	Consolidated quarterly operating profit grew 28.4 percent year-over-year, with double-digit year-over-year growth including 19.0 percent growth at Cable, 37.4 percent growth at Wireless and 23.3 percent growth at Media.

•	Expenditures on property, plant and equipment (“PP&E”) declined by 31.5 percent for the quarter as compared to previous year levels, with spending down 30.8 percent at Cable and down 33.7 percent at Wireless.

•	Growth in operating profit combined with reduced spending on PP&E, resulted in a significant improvement in the Company’s cash flow. Operating profit less PP&E and interest was $19.9 million, an improvement of $174.3 million in the quarter compared to a deficiency of $154.4 million in the second quarter of 2002.

•	Internet subscribers grew by 26,400 and digital cable households increased by 22,300 while basic cable subscriber levels declined by 14,800 during the quarter. Year-to-date 2003 trends in all three categories are consistent with 2002, while the fluctuation in the quarterly results reflects the timing and nature of sales and marketing initiatives in the first halves of both years.

•	Wireless postpaid voice and data subscriber net additions of 75,700 were consistent with the strong net addition in the second quarter of 2002, again driven by the combination of an increase in gross activations and reduced churn levels. Average monthly postpaid churn for the second quarter declined to 1.84 percent while postpaid ARPU increased 1.7 percent to $57.05.

•	Operating profit at Media increased 23.3 percent year-over-year, driven largely by the success of the newly launched OMNI.2 Ontario multicultural television station and the year-over-year growth at Sportsnet.

•	Several financing transactions were completed during the quarter:

•	RCI redeemed US$54.643 million aggregate principal amount of its 9-1/8% Senior Notes due in 2006 at a redemption price of 101.521% of the aggregate principal amount.

•	RCI completed a $250 million equity issue with the issuance of 12,722,647 Class B Non-Voting shares for proceeds, net of fees and expenses, of $239.0 million and announced its intention, as part of its focus on de-leveraging, to use these funds together with other available funds to redeem US$205.4 million aggregate principal amount of its 8 7/8% Senior Notes due 2007 at a redemption price of 102.958% of the aggregate principal amount on July 17, 2003.

•	Cable issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013, and used a total of almost $396 million to repay all advances outstanding under Cable’s bank credit facility, all remaining intercompany debt owing to RCI and to redeem all of Cable’s 10% debentures described below.

•	Cable redeemed US$74.8 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.00% of the aggregate principal amount.

•	RCI submitted a notice of redemption to redeem $165.0 million aggregate principal amount of its 8 3/4 % Senior Notes due 2007 at a redemption price of 102.917% of the aggregate principal amount on August 6, 2003.

•	Quarterly net income includes a $116.2 million foreign exchange accounting gain relating primarily to the revaluation of the unhedged portion of U.S. dollar-denominated debt due to a strengthened Canadian dollar against the U.S. dollar.

•	RCI announced the adoption of a dividend policy of C$0.10 per share per year, to be paid semi-annually. The first dividend payment was made on July 2, 2003, following the May 29, 2003 declaration of the first semi-annual dividend under this policy, of C$0.05 per share.

“Excellent quarterly operating profit growth at each of Cable, Wireless and Media, coupled with a sizeable reduction in capital spending at all three of the divisions, resulted in a $174 million year-over-year improvement in quarterly cash flow,” said Ted Rogers, President and CEO of Rogers Communications Inc. “The continued focus across Rogers on stable operating performance, profitable growth and opportunistic de-leveraging is apparent in these results and is positioning us increasingly well for continued success.”

Consolidated Results of Operations for the Second Quarter Ending June 30, 2003

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue
Cable	429.4	389.0	40.4	10.4	857.4	769.5	87.9	11.4
Wireless	547.8	481.7	66.1	13.7	1,057.7	920.0	137.7	15.0
Media	219.7	213.6	6.1	2.9	416.4	390.4	26.0	6.7
Corporate items and eliminations	(13.2)	(12.0)	(1.2)	10.0	(24.7)	(23.0)	(1.7)	7.4

Total operating revenue	1,183.7	1,072.3	111.4	10.4	2,306.8	2,056.9	249.9	12.1

Operating profit(1)
Cable	161.9	136.1	25.8	19.0	319.2	267.4	51.8	19.4
Wireless	182.5	132.8	49.7	37.4	338.4	243.7	94.7	38.9
Media	37.1	30.1	7.0	23.3	43.1	34.4	8.7	25.3
Corporate items and eliminations	(11.3)	(10.7)	(0.6)	5.6	(21.2)	(18.1)	(3.1)	17.1

Total operating profit	370.2	288.3	81.9	28.4	679.5	527.4	152.1	28.8

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The consolidated revenue increase of 10.4 percent over the second quarter of 2002 was the result of all three operating segments reporting year-over-year growth. Cable revenue increased 10.4 percent, driven by growth in its Internet and digital cable subscriber bases, as well as the impact of cable and Internet price increases implemented over the past year. Wireless revenue increased 13.7 percent, driven by a 14.0 percent increase in the postpaid subscriber base and continued improvements in both average monthly revenue per postpaid subscriber and customer churn. Revenue growth at Media of 2.9 percent was primarily attributable to revenue growth in its television operations driven by the early success of its newly launched OMNI.2 multicultural television station and solid growth at Sportsnet.

The consolidated year-over-year quarterly operating profit growth for the quarter of 28.4 percent was driven by increases from each of the segments, with Cable operating profit up $25.8 million or 19.0 percent, Wireless up $49.7 million or 37.4 percent and Media up $7.0 million or 23.3 percent.

Reconciliation to Net Income (Loss)

On a consolidated basis taking into account the other income and expense items as detailed below, the Company recorded quarterly net income of $54.1 million, compared to a loss of $188.8 million in the second quarter of 2002.

Other income and expense items that are required to reconcile operating profit with operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating profit(1)	370.2	288.3	81.9	28.4	679.5	527.4	152.1	28.8
Wireless change in estimates of sales tax and CRTC contribution liability	—	—	—	—	—	12.3	(12.3)	(100.0)
Depreciation and amortization	(256.4)	(247.2)	(9.2)	3.7	(504.7)	(483.1)	(21.6)	4.5

Operating income	113.8	41.1	72.7	—	174.8	56.6	118.2	—
Interest on long-term debt	(128.0)	(118.0)	(10.0)	8.5	(251.6)	(226.7)	(24.9)	11.0
Income (loss) from investments accounted for by the equity method	(13.7)	(47.9)	34.2	(71.4)	(25.6)	(62.1)	36.5	(58.8)
Foreign exchange gain	116.2	64.0	52.2	81.6	236.7	62.6	174.1	—
Loss on repayment of long-term debt	(7.6)	(20.1)	12.5	(62.2)	(7.6)	(20.1)	12.5	(62.2)
Gain (loss) on sale of other investments	—	1.3	(1.3)	—	—	2.0	(2.0)	(100.0)
Writedown of investments	—	(217.5)	217.5	—	—	(219.5)	219.5	(100.0)
Other	2.0	3.2	(1.2)	(37.5)	3.0	8.0	(5.0)	(62.5)
Income taxes	(3.4)	105.4	(108.8)	(103.2)	(10.5)	95.0	(105.5)	(111.1)
Non-controlling interest	(25.2)	(0.3)	(24.9)	—	(41.4)	17.8	(59.2)	—

Net income (loss)	54.1	(188.8)	242.9	—	77.8	(286.4)	364.2	—

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

The increase in depreciation and amortization expense is directly attributable to the increased property, plant and equipment (“PP&E”) asset levels, primarily at Cable and Wireless, associated with PP&E spending over the past several years.

Interest on Long-Term Debt

The $10.0 million increase in interest expense in the second quarter of 2003, compared to the same period in 2002, is largely attributable to the larger portion of fixed-rate debt (with higher interest rates than floating-rate debt) in the quarter ended June 30, 2003, compared to the previous period. Long-term debt was $5.8 billion at June 30, 2003, and has decreased from approximately $6.0 billion at June 30, 2002, due to a combination of debt repayment and the result of the foreign exchange fluctuations on the unhedged portion of long-term debt.

Income (Losses) from Investments Accounted for by the Equity Method

The Company records losses and income from investments that it does not control, but over which it is able to exercise significant influence, by the equity method. The equity loss for the second quarter was $13.7 million, consisting of a $14.1 million loss at the Toronto Blue Jays offset by earnings of $0.4 million from other investments accounted for by the equity method. On a cash basis, the Company advanced the Toronto Blue Jays $30.1 million in the quarter to finance its cash operating deficiency.

Foreign Exchange

The Company adopted the amendments to the CICA Handbook Section 1650 on Foreign Currency Translation effective January 1, 2002. As a result, foreign currency translation gains and losses are recorded as a period gain or loss. In the second quarter of 2003, the Canadian dollar continued to strengthen against the U.S. dollar, giving rise to the $116.2 million foreign exchange gain recorded by the Company relating primarily to the revaluation of unhedged debt.

Loss on Repayment of Long-Term Debt

During the quarter, the Company redeemed, through two transactions, US$129.443 million principal amount of debt. As a result, the Company recorded a loss on the repayment of debt in the quarter of $7.6 million, consisting of a prepayment premium of $6.3 million and the write-off of deferred financing costs of $1.3 million.

Income Taxes

Income taxes in the second quarter include a current income tax expense of $3.4 million related to federal Large Corporations Tax.

Non-Controlling Interest

Non-controlling interest, representing 44.2 percent of Wireless’ net income (loss), was an expense of $25.2 million for the quarter as compared to an expense of $0.3 million in the second quarter of 2002, reflecting the corresponding net income levels at Wireless in the periods.

Net Income (Loss) and Net Income (Loss) Per Share

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Net income (loss)	54.1	(188.8)	242.9	—	77.8	(286.4)	364.2	—
Net income (loss) per share(1)	0.18	(0.96)	1.14	—	0.25	(1.49)	1.74	—
Net income (loss) (excl. non-recurring items)	61.7	(53.5)	115.2	—	85.4	(156.8)	242.2	—
Net income (loss) per share (excl. non-recurring items)(1)	0.22	(0.33)	0.55	—	0.28	(0.88)	1.16	—

(1)	Per share amounts are calculated as income (loss) for the period after distributions on Convertible Preferred Securities and accretions on Preferred Securities in 2002, net of tax.

The Company recorded net income of $54.1 million, or $0.18 per share, compared to a loss of $188.8 million, or $0.96 per share, in the second quarter of 2002. Excluding non-recurring items in both periods, the Company recorded net income of $61.7 million, or $0.22 per share, compared to a loss of $53.5 million, or $0.33 per share, in the second quarter of the previous year.

Distributions on Convertible Preferred Securities and accretions on Preferred Securities in 2002, net of tax, of $13.2 million and $16.0 million in the second quarter of 2003 and 2002, respectively, had the impact of decreasing basic Earnings per Share (“EPS”) by $0.06 and $0.08, respectively. See Note 5 to the Consolidated Financial Statements.

Rogers Cable

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Core cable revenue	286.0	270.3	15.7	5.8	569.8	538.2	31.6	5.9
Internet revenue	79.2	58.8	20.4	34.7	154.6	110.2	44.4	40.3

Total cable revenue	365.2	329.1	36.1	11.0	724.4	648.4	76.0	11.7
Video Stores revenue	65.1	61.6	3.5	5.7	134.7	123.5	11.2	9.1
Intercompany eliminations	(0.9)	(1.6)	0.7	(43.8)	(1.7)	(2.4)	0.7	(29.2)

Operating revenue	429.4	389.1	40.3	10.4	857.4	769.5	87.9	11.4

Operating profit (1)	161.9	136.1	25.8	19.0	319.2	267.4	51.8	19.4
Cable operating profit margin(2)	43.2%	40.4%	2.8%		42.9%	40.2%	2.7%
Video Stores operating profit margin(2)	6.4%	5.1%	1.3%		6.0%	5.5%	0.5%

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

(2)	Before deduction of management fees paid to RCI and intercompany eliminations.

The 5.8 percent year-over-year increase in core cable revenue was driven largely by rate increases introduced in the latter part of 2002 combined with increased penetration of digital subscribers and the accompanying increase in revenue from digital programming. Average monthly revenue per core cable subscriber has increased to $42.11 in the second quarter from $39.77 in the second quarter of 2002.

The 34.7 percent increase in Internet revenues was driven by the 32.4 percent year-over-year growth in Internet subscriber levels combined with price increases put in place over the past year and partially offset by the introduction of the lower priced Internet Lite service.

The 5.7 percent increase in Video Stores revenue was driven by a year-over-year increase of 5 locations to 273 at the end of the quarter combined with an increase in same store revenues of 2.7 percent compared to the second quarter of 2002.

The 19.0 percent year-over-year increase in quarterly operating profit reflects the 10.4 percent revenue growth rate, which outpaced the 5.7 percent increase in operating expenses.

Cable Subscriber Results

	Three Months Ended June 30,				Six months ended June 30,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Homes passed					3,175.0	3,061.8	113.2	3.7
Basic cable subscribers					2,255.0	2,263.2	(8.2)	(0.4)
Basic cable, net additions (losses)	(14.8)	(4.8)	(10.0)	—	(15.4)	(23.3)	7.9	33.9
Internet subscribers					716.1	540.9	175.2	32.4
Internet, net additions	26.4	41.0	(14.6)	(35.6)	76.7	62.2	14.5	23.3
Digital terminals in service					518.9	351.1	167.8	47.8
Digital terminals, net additions (losses)	25.4	48.7	(23.3)	(47.8)	62.7	36.8	25.9	70.4
Digital households					456.9	305.6	151.3	49.5
Digital households, net additions (losses)	22.3	46.1	(23.8)	(51.6)	55.4	33.5	21.9	65.4
VIP customers					624.3	551.4	72.9	13.2
VIP customers, net additions	13.6	32.9	(19.3)	(58.7)	31.3	53.9	(22.6)	(41.9)

Cable has focused heavily on enhancing marketing and retention tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced digital cable and Internet offerings in relation to competing offerings. These efforts were successfully intensified and focused over the past year to reduce and mitigate basic cable subscriber losses, as is evidenced by the reduced year-to-date basic net losses in 2003 as compared to 2002. Basic cable subscriber results in the second quarter, as well as the results in Internet and digital cable, partially reflect traditional second quarter seasonality associated with the commencement of university summer breaks as well as the timing of marketing and sales initiatives, which were more active in the first quarter of 2003 as compared to higher activity in the second quarter of 2002. The higher level of digital subscriber additions in the second quarter of 2002 reflects the initial launch of the “Incredible Rogers Bundles” and changes to Cable’s VIP customer loyalty program, both of which occurred during that period. At June 30, 2003, the penetration of digital households as a percentage of basic subscribers was 20.3 percent, up from 13.5 percent at June 30, 2002.

Internet subscriber net additions were helped by reduced churn levels, resulting from an increase in network stability, as compared to the previous year as well as increased bundling of this product with other services. These were offset by the higher level of Internet subscriber net additions in the second quarter of 2002 which reflected the initial launch of the “Incredible Rogers Bundles”. Year-over-year, the Internet subscriber base has grown by 175,200 subscribers, or 32.4 percent, to 716,100 including scheduled pending connections, resulting in 22.6 percent penetration as a percentage of homes passed.

Cable Operating Expenses

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Cable and Internet operating expenses	207.5	196.1	11.4	5.8	413.4	387.8	25.6	6.6
Video Stores operating expenses	60.9	58.5	2.4	4.1	126.6	116.7	9.9	8.5
Intercompany eliminations	(0.9)	(1.6)	0.7	(43.8)	(1.7)	(2.4)	0.7	(29.2)

Operating expenses	267.5	253.0	14.5	5.8	538.3	502.1	36.2	7.2

The 5.7 percent quarterly increase in operating expenses is attributable to cost increases in both cable operations, which includes digital cable and Internet, and Video Stores. The 5.8 percent operating expense increase in cable operations primarily reflects increased programming costs associated with a larger number of digital subscribers and increased costs related to the growth in the Internet subscriber base. Customer support and service costs remain relatively flat, despite the increase in digital and Internet subscribers as Cable’s customer-focused initiatives, improved network stability and lower churn levels have resulted in lower activity levels per customer, and as Cable has focused on capturing operating and scale efficiencies.

The Video Stores operating expense increase primarily reflects the increase in the number of locations, which has grown to 273 at June 30, 2003 from 268 at June 30, 2002.

Cable Property, Plant and Equipment Expenditures

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Customer premise equipment	40.9	58.3	(17.4)	(29.8)	77.2	103.0	(25.8)	(25.0)
Scaleable infrastructure	16.9	23.1	(6.2)	(26.8)	25.1	44.9	(19.8)	(44.1)
Line extensions	10.3	13.6	(3.3)	(24.3)	21.9	25.8	(3.9)	(15.1)
Upgrade and rebuild	26.9	48.6	(21.7)	(44.7)	55.3	87.3	(32.0)	(36.7)
Support capital	17.4	20.0	(2.6)	(13.0)	29.1	36.0	(6.9)	(19.2)

Core cable PP&E expenditures	112.4	163.6	(51.2)	(31.3)	208.6	297.0	(88.4)	(29.8)
Video Stores PP&E expenditures	2.4	2.3	0.1	4.3	4.4	3.2	1.2	37.5

Rogers Cable PP&E expenditures	114.8	165.9	(51.1)	(30.8)	213.0	300.2	(87.2)	(29.0)

Cable’s property, plant and equipment (“PP&E”) expenditures for the quarter declined by $51.1 million compared to the same quarter in 2002. This decrease is attributable to reductions in three principle PP&E categories: (1) customer premise equipment (“CPE”), which includes customer equipment and associated installation costs, and which was lower due to reductions in modem and digital box prices, lower purchase volumes, and the strengthening of the Canadian dollar; (2) scalable infrastructure, which includes non-CPE costs to meet business growth and provide service enhancements, and which was lower due to reduced levels of investment in Cable’s transport network and IP network platforms; and (3) upgrade and rebuild expenditures, which reflect the completion in several regions of Cable’s fibre-to-the-feeder (“FTTF”) rebuild program. These reductions are in keeping with Cable’s capital spending reductions anticipated for fiscal 2003.

At June 30, 2003, approximately 81 percent of Cable’s total cable plant has been upgraded to 750/860 MHz FTTF architecture, approximately 95% of its plant is capable of transmitting 550 MHz of bandwidth or greater and 94 percent of Cable’s total cable plant is two-way addressable.

Rogers Wireless

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	466.7	402.1	64.6	16.1	901.2	774.0	127.2	16.4
Prepaid	21.7	22.4	(0.7)	(3.1)	42.8	43.0	(0.2)	(0.5)
One-way messaging	6.9	9.0	(2.1)	(23.3)	14.3	18.1	(3.8)	(21.0)

Network revenue	495.3	433.5	61.8	14.3	958.3	835.1	123.2	14.8
Equipment revenue	52.5	48.2	4.3	8.9	99.4	84.9	14.5	17.1

Operating revenue	547.8	481.7	66.1	13.7	1,057.7	920.0	137.7	15.0

Wireless operating profit (2)	182.5	132.8	49.7	37.4	338.4	243.6	94.8	38.9
Operating profit margin — based on network revenue	36.8%	30.6%	6.2%		35.3%	29.2%	6.1%

(1)	The previous periods’ presentation of revenue categories has been reclassified to conform to the current presentation.

(2)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The 14.3 percent increase in network revenue was driven by a 14.0 percent increase in the total number of voice and data subscribers compared to the second quarter of 2002, combined with a 3.8 percent increase in blended average monthly revenue per user (“ARPU”). The increase in the year-over-year quarterly ARPU, a trend that has continued for the last three consecutive quarters, is attributable to improved customer mix, increased penetration of enhanced voice services, the growth of wireless data usage and industry pricing stability.

The 37.4 percent year-over-year increase in quarterly operating profit was a result of the 14.3 percent network revenue growth, partially offset by an increase of 4.0 percent in total operating expenses, including sales and marketing costs, and reflects the focus on growing revenue while controlling operating costs.

Wireless Subscriber Results

	Three Months Ended June 30,				Six Months Ended June 30,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	225.5	210.2	15.3	7.3	430.8	399.4	31.4	7.9
Net additions	75.7	75.1	0.6	0.8	137.0	132.8	4.2	3.2
Total subscribers					2,766.3	2,426.8	339.5	14.0
ARPU ($)	57.05	56.07	0.98	1.7	55.80	54.72	1.08	2.0
Average monthly usage (minutes)	374	330	44	13.3	353	315	38	12.1
Churn (%)	1.84	1.89	(0.05)	(2.6)	1.83	1.89	(0.06)	(3.2)
Prepaid
Gross additions	67.8	45.6	22.2	48.7	116.6	101.8	14.8	14.5
Net additions (losses)	(11.6)	(7.8)	(3.8)	48.7	(22.5)	3.1	(25.6)	—
Adjustment to subscriber base(2)					(20.9)	—	(20.9)	—
Total subscribers (2)					735.3	737.7	(2.4)	(0.3)
ARPU ($)(3)	9.77	10.12	(0.35)	(3.5)	9.40	9.70	(0.30)	(3.1)
Churn (%)	3.53	2.41	1.12	46.5	3.04	2.22	0.82	36.9
Total — Postpaid and Prepaid
Gross additions	293.3	255.8	37.5	14.7	547.4	501.2	46.2	9.2
Net additions	64.1	67.3	(3.2)	(4.8)	114.5	135.9	(21.4)	(15.7)
Adjustment to subscriber base(2)					(20.9)	—	(20.9)	—
Total subscribers (2)					3,501.6	3,164.5	337.1	10.7
ARPU (blended) ($)(3)	46.95	45.23	1.72	3.8	45.59	43.97	1.62	3.7
One-Way Messaging
Gross additions	12.0	16.6	(4.6)	(27.7)	25.2	31.6	(6.4)	(20.3)
Net additions	(15.9)	(15.5)	(0.4)	2.6	(29.1)	(37.3)	8.2	(22.0)
Total subscribers					273.2	333.3	(60.1)	(18.0)
ARPU ($)	8.13	8.82	(0.69)	(7.8)	8.26	8.60	(0.34)	(4.0)
Churn (%)	3.26	3.11	0.15	4.8	3.11	3.25	(0.14)	(4.3)

(1)	The previous periods’ subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	Wireless’ policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the quarter, Wireless determined that a number of subscribers, totalling 20,900, which only had non-revenue usage (i.e. calls to customer service) over the past several months were being included in the prepaid subscriber base. Wireless has determined that these subscribers should not have been included in the prepaid subscriber base and, as such, has made an adjustment to the opening prepaid subscriber base in the quarter. Wireless has amended its policy to reflect all prepaid subscribers with no revenue generating usage in a six month period as deactivations.

(3)	Prepaid ARPU is calculated on net wholesale revenues to Wireless.

Postpaid voice and data subscriber additions in the quarter represented 76.9 percent of total gross activations and in excess of 100 percent of total net additions. Wireless continued its strategy of targeting higher-value postpaid subscribers.

The 1.7 percent increase in postpaid voice and data ARPU compared to the second quarter of the previous year reflects Wireless’ success in attracting a greater mix of higher value customers, increased penetration of enhanced voice services, the impact of wireless data revenue growth, and the stability of industry pricing. The increase in data revenues from $6.8 million to $13.9 million represented approximately 77 percent of the $0.98 postpaid ARPU increase. The 3.5 percent decline in average monthly revenue per prepaid subscriber compared to the previous year’s second quarter is primarily a result of lower usage by this customer segment.

The continuing trend of postpaid voice and data subscriber churn improvement, as reflected in the 1.84 percent rate in the current quarter, is directly related to Wireless’ strategy of acquiring better quality customers, and to an enhanced focus on customer retention. Wireless attributes the increase in prepaid churn to 3.53 percent in the quarter to aggressive competitive prepaid offers in the market.

One-way messaging (or paging) subscriber churn increased in the second quarter to 3.26 percent from 3.11 percent in the same period of 2002. With 273,200 paging subscribers, Wireless continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as the data business grows and one-way messaging subscribers utilize the benefits of two-way messaging and converged voice and data devices.

Wireless Operating Expenses

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars, except per subscriber statistics)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating expenses before sales and marketing costs (1)(2)	195.4	194.6	0.8	0.4	388.2	387.2	1.0	0.3
Sales and marketing costs	117.4	106.1	11.3	10.7	231.8	204.2	27.6	13.5

	312.8	300.7	12.1	4.0	620.0	591.4	28.6	4.8
Average monthly operating expenses per subscriber before sales and marketing (1)(2)	17.36	18.70	(1.34)	(7.2)	17.30	18.72	(1.42)	(7.6)
Sales and marketing costs per gross subscriber addition (1)	385	390	(5)	(1.3)	405	383	22	5.7

(1)	The previous periods’ presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating expenses before sales and marketing costs.

(2)	Operating expenses for the six months ended June 30, 2002 exclude the benefit of non-recurring items of $12.3 million.

Total operating expenses (including customer retention costs) before sales and marketing costs increased by 0.4 percent as compared to the second quarter of 2002, with the increase entirely attributable to customer retention spending offset by savings in other operations of Wireless. Average monthly operating expense per subscriber has declined 7.2 percent, driven by the fact that while the total postpaid voice and data subscriber base increased by 14.0 percent, Wireless has held operating expense levels relatively flat by capturing operating and scale efficiencies in many areas of the business.

The modest year-over-year decline in sales and marketing cost per gross addition reflects the higher total sales and marketing expenses due to the increased cost of acquiring a greater proportion of higher value and term contract postpaid customers, offset by the 12.1 percent increase in gross additions over which these costs are spread.

Wireless Property, Plant and Equipment Expenditures

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	98.8	149.0	(50.2)	(33.7)	176.5	250.2	(73.7)	(29.5)

Wireless property, plant and equipment (“PP&E”) expenditures for the second quarter were $98.8 million, $50.2 million less than the second quarter of 2002. Network related PP&E expenditures totalled $89.6 million in the quarter, lower by $6.6 million compared to the second quarter of 2002, due primarily to the fact that 2002 included spending related to the overlay of the GSM/GPRS network. Network spending in the second quarter of 2003 was related mainly to capacity expansion, including continued spending on the deployment of GSM/GPRS network functionality in the 850 Megahertz (“MHz”) frequency band. In addition, in the quarter, Wireless spent $9.2 million on information technology and facilities-related PP&E compared to $52.8 million in the second quarter of 2002. Facilities-related PP&E declined by $28.1 million year-over-year, primarily attributable to the substantial completion of the expansion of the corporate head office facility and the Moncton call centre. Information technology spending declined $15.5 million from the second quarter of 2002 with reduced spending on the Company’s customer care and billing system and other I.T. initiatives related to customer service.

Rogers Media

	Three Months Ended June 30,				Six Months Ended June 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue
Publishing	79.3	80.9	(1.6)	(2.0)	145.4	144.6	0.8	0.6
Radio	45.8	45.1	0.7	1.6	82.7	76.7	6.0	7.8
Television	44.4	38.0	6.4	16.8	86.1	71.8	14.3	19.9
The Shopping Channel	50.5	49.6	0.9	1.8	102.5	97.3	5.2	5.3
Intercompany eliminations	(0.3)	—	(0.3)	—	(0.3)	—	(0.3)	—

Operating revenue	219.7	213.6	6.1	2.9	416.4	390.4	26.0	6.7

Operating profit (1)
Publishing	13.1	12.5	0.6	4.8	13.6	13.9	(0.3)	(2.2)
Radio	13.0	15.9	(2.9)	(18.2)	16.2	19.2	(3.0)	(15.6)
Television	10.0	0.7	9.3	—	10.6	(1.1)	11.7	—
The Shopping Channel	3.4	3.7	(0.3)	(8.1)	7.4	7.4	—	—
Corporate items and eliminations	(2.4)	(2.7)	0.3	(11.1)	(4.7)	(5.0)	0.3	(6.0)

Total operating profit (1)	37.1	30.1	7.0	23.3	43.1	34.4	8.7	25.3

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The $6.1 million increase in Media’s quarterly revenues were driven principally by the television division due to the launch of OMNI.2 in the third quarter of 2002 and year-over-year organic growth at Sportsnet. Continued softness in certain markets, including lower advertising spending, negatively impacted results at Publishing, Radio and the Shopping Channel. In addition, revenue of the radio group was further impacted by format changes, which typically result in a drop in advertising revenues as the new format establishes itself in the market.

Total quarterly operating profit for Media increased by $7.0 million, or 23.3 percent, year-over-year, primarily reflecting the growth from the television operations, offset by operating profit levels at Radio which were negatively affected by costs associated with reformatting related activities at certain of its stations.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the second quarter increased by $69.7 million to $244.1 million from the second quarter of 2002, reflecting the increase in operating profit levels. Taking into account the changes in working capital items, cash flow from operating activities for the quarter declined by $10.4 million to $215.9 million, from $226.4 million in the previous period. Details of the changes in non-cash working capital for the second quarter of 2003 and 2002 are detailed in Note 7 of the Consolidated Financial Statements.

In aggregate, other sources of funds during the second quarter totalled approximately $719.7 million. The sources of these funds were: (1) $470.4 million of proceeds received from Cable’s 6.25% Senior (Secured) Second Priority Notes due 2013, (2) $7.0 million of proceeds received from net advances under the Wireless and Media bank credit facilities, (3) $239.0 million from the public issue of Class B Non-Voting shares, net of fees and estimated expenses and (4) $3.3 million from the issue of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options.

The funds used during the second quarter totalled approximately $589.3 million and were composed of: (1) repayment of debt as detailed below in the financing section aggregating $189.5 million including prepayment premiums, (2) the purchase of $222.3 million of PP&E, (3) $8.3 million in distributions on Convertible Preferred Securities, (4) other investments of $30.8 million of which $30.1 million relates to advances to the Toronto Blue Jays, (5) repayment of obligations under mortgages and capital leases of $1.2 million, (6) $131.0 million repayment of net advances under the Cable bank credit facility and (7) $6.2 million of financing costs related to Cable’s US$350.0 million 6.25% Notes issued during the quarter.

As a result of the above, the Company’s cash and cash equivalents increased in the second quarter by $346.4 million, which, together with the opening cash of $4.0 million, resulted in a closing balance of $350.4 million of cash and cash equivalents.

The Company’s available liquidity at June 30, 2003, was over $2.3 billion, represented by cash and cash equivalents combined with availability under committed bank credit facilities at Wireless, Cable and Media.

Financing

During the second quarter of 2003 as part of its focus on de-leveraging, RCI completed a $250 million equity issue, redeemed one debt issue and submitted notices of redemption to redeem two more debt issues at RCI. Cable also completed a US$350 million refinancing and used $396 million of the proceeds to repay debt including one public debt issue.

Cable issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. A portion of these funds were used to repay all $261 million of outstanding advances under the Cable’s $1.075 billion bank credit facility. In addition, $28.0 million was used to repay all remaining subordinated intercompany debt owing to RCI and $106.6 million was used to redeem US$74.8 million aggregate principal amount of Cable’s 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.00 percent. The remaining net proceeds are being used for general corporate purposes. Cable entered into a new cross-currency interest rate exchange agreement in the notional amount of US$175 million in order to hedge the currency exposure on one-half of the new US$350 million 6.25% note issue.

In April, RCI used $82.9 million of available funds to redeem US$54.643 million aggregate principal amount of its 9 1/8% Senior Notes due in 2006 at a redemption price of 101.521%.

In May, RCI completed a $250 million equity issue with the issuance of 12,722,647 Class B Non-Voting shares for proceeds of $239 million net of fees and estimated expenses. RCI intends to use these net proceeds together with other available funds to redeem US$205.4 million aggregate principal amount of its 8 7/8% Senior Notes due 2007 at a redemption price of 102.958 percent for an estimated Canadian dollar total of approximately $286.1 million on July 17, 2003.

Late in the quarter, RCI submitted a notice of redemption to redeem on August 6, 2003, $165.0 million aggregate principal amount of its 8 3/4% Senior Notes due 2007 at a redemption price of 102.917 percent.

At June 30, 2003, RCI had a consolidated balance of $350.4 million of cash and cash equivalents of which approximately $299.0 million was at RCI. In addition, at June 30, 2003, RCI had available to it $342.6 million in the form of intercompany debt owing by Media to RCI.

As a result of RCI’s redemption of its US$54.643 million 9 1/8% Senior Notes and Cable’s new US$350 million debt issue together with the redemption of its US$74.8 million 10% debentures and its US$175 million cross-currency interest rate exchange agreement, at June 30, 2003, RCI’s consolidated total of U.S. dollar-denominated long-term debt has increased to US$3.07 billion (from US$2.85 billion at December 31, 2002). The percent of U.S. dollar-denominated debt hedged via cross-currency interest rate exchange agreements with respect to foreign exchange fluctuations was 63.3% at June 30, 2003 (62.1% at December 31, 2002).

Dividends

The Company announced the adoption of a dividend policy of paying, in each year, dividends on each of its Class B Non-Voting shares and Class A Voting shares aggregating C$0.10 per share per year, to be payable twice yearly on the first trading day following July 1 and January 1 in each year, commencing July 2, 2003. Each such semi-annual dividend to be in the amount of C$0.05 per share subject to Board approval. At its meeting on May 29, 2003, the Board of Directors of the Company approved, the declaration of the first dividend under the new policy in the amount of C$0.05 per share that was subsequently paid on July 2, 2003.

Risks and Uncertainties

The following represents updates and additions to the risks and uncertainties as detailed in the Company’s latest annual financial statements, notes thereto and management’s discussion and analysis for the year ended December 31, 2002.

Cable
Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable applies to the CRTC to obtain a right of access under the Telecommunications Act. However, in a recent decision, the Supreme Court of Canada has determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to support structures of hydroelectric companies could be substantially increased. Separately, a number of municipalities have also appealed a decision of the CRTC asserting jurisdiction over the terms and conditions of access to municipal rights of way by telecommunications carriers and broadcast distribution undertakings such as RCI. The Federal Court of Canada has denied this appeal. The municipalities have now sought leave to appeal to the Supreme Court of Canada. If leave is granted and the appeal is successful, the costs of deploying facilities in urban areas could also be significantly increased.

Media
The Government of Canada created the Canadian Magazine Fund (“CMF”) to help encourage Canadian publishers to continue to produce high-quality and innovative Canadian editorial content, and had committed to the CMF through 2003. The Publishing division of Rogers Media qualified for approximately $4.9 million in support from the CMF in 2003. On July 8, 2003, the Government of Canada announced its continued commitment to the CMF through 2006 at a level that is expected to reduce the support received by the Company.

Guidance

The Company is revising elements of its 2003 annual guidance for Cable and Wireless.

Cable revenue guidance is revised upward from the range of $1,695 million to $1,715 million to a range of $1,750 million to $1,770 million for 2003, and Cable operating profit before management fees guidance for 2003 is revised upward from the range of $605 million to $615 million to a range of $635 million to $655 million. Cable guidance for 2003 Internet subscriber net additions is revised upward from the range of 110,000 to 130,000 to a range of 130,000 to 150,000 and the range for digital cable net subscriber (households) additions is revised upward from the range of 90,000 to 110,000 to a range of 100,000 to 120,000.

Wireless operating profit before management fees guidance for 2003 is revised upward from the range of $575 million to $595 million to a range of $640 million to $660 million. Wireless 2003 annual guidance for subscriber net additions is revised from the range of approximately 350,000 to 425,000 to a range of approximately 300,000 to 350,000 reflecting lower than previously estimated net additions of prepaid subscribers.

Other previously issued guidance ranges for 2003 remain unchanged.

Rogers Communications Inc.
Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands of dollars, except per share data)	2003	2002	2003	2002

Operating revenue	$1,183,651	$1,072,311	$2,306,800	$2,056,943
Operating, general and administrative expenses	813,445	783,963	1,627,320	1,529,554

Operating income before the following:	370,206	288,348	679,480	527,389
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	(12,331)
Depreciation and amortization	256,427	247,227	504,747	483,088

Operating income	113,779	41,121	174,733	56,632
Interest on long-term debt	(128,010)	(118,035)	(251,557)	(226,670)

	(14,231)	(76,914)	(76,824)	(170,038)
Gain on sale of other investments	—	1,295	—	2,062
Writedown of investments	—	(217,529)	—	(219,529)
Losses from investments accounted for by the equity method	(13,709)	(47,877)	(25,561)	(62,132)
Loss on early repayment of long-term debt	(7,597)	(20,088)	(7,597)	(20,088)
Foreign exchange gain	116,219	63,963	236,686	62,607
Investment and other income	1,947	3,313	2,953	7,916

Income (loss) before income taxes and non-controlling interest	82,629	(293,837)	129,657	(399,202)

Income tax expense (reduction)
Current	3,372	4,104	7,320	8,305
Future	—	(109,469)	3,185	(103,303)

	3,372	(105,365)	10,505	(94,998)

Income (loss) before non-controlling interest	79,257	(188,472)	119,152	(304,204)
Non-controlling interest	(25,197)	(324)	(41,356)	17,845

Net income (loss) for the period	$54,060	$(188,796)	$77,796	$(286,359)

Earnings (loss) per share (Note 5):
Basic	$0.18	$(0.96)	$0.25	$(1.49)
Diluted	0.18	(0.96)	0.24	(1.49)

Rogers Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$54,060	$(188,796)	$77,796	$(286,359)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	256,427	247,227	504,747	483,088
Future income taxes	—	(109,469)	3,185	(103,303)
Non-controlling interest	25,197	324	41,356	(17,845)
Change in estimate of sales tax liability	—	—	—	(19,157)
Unrealized foreign exchange gain	(115,781)	(61,852)	(233,165)	(61,488)
Gain on sale of subsidiary, net	—	216,234	—	217,467
Loss on early repayment of long-term debt	7,597	20,088	7,597	20,088
Losses from investments accounted for by the equity method	13,709	47,877	25,561	62,132
Accrued interest due on repayment of certain notes payable	2,524	2,633	5,199	5,301
Dividends from associated companies	375	148	375	486

	244,108	174,414	432,651	300,410
Change in non-cash working capital items (Note 7)	(28,173)	51,956	(196,039)	(8,586)

	215,935	226,370	236,612	291,824
Financing activities:
Issue of long-term debt	802,400	1,200,130	1,098,400	2,492,958
Repayment of long-term debt	(640,418)	(963,500)	(781,619)	(1,482,600)
Proceeds from unwinding of swaps	—	116,790	—	116,790
Premium on early repayment of long-term debt	(6,316)	(20,239)	(6,316)	(20,239)
Financing costs incurred	(6,220)	(11,699)	(6,220)	(25,557)
Issue of capital stock	242,327	610	244,037	4,328
Distributions on Convertible Preferred Securities	(8,250)	(8,250)	(16,500)	(16,500)

	383,523	313,842	531,782	1,069,180
Investing activities:
Additions to property, plant and equipment	(222,312)	(324,656)	(411,262)	(566,699)
Proceeds on sale of investments	—	1,295	—	2,769
Acquisitions of subsidiary companies, net of cash acquired	—	(103,425)	—	(103,425)
Other investments	(30,789)	(32,784)	(33,605)	(37,008)

	(253,101)	(459,570)	(444,867)	(704,363)

Increase in cash and cash equivalents	346,357	80,642	323,527	656,641
Cash and cash equivalents, beginning of period	4,054	593,200	26,884	17,201

Cash and cash equivalents, end of period	$350,411	$673,842	$350,411	$673,842

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands of dollars)	2003	2002	2003	2002

Supplemental cash flow information:
Interest paid	$150,325	$130,304	$235,797	$212,434
Income taxes paid	3,424	4,682	7,771	9,217

Supplemental disclosure of non-cash financing and investing activities:
Accretion on Preferred Securities	—	$9,350	$—	$17,073
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	12	100	12	1,800
Class B Non-Voting shares issued in consideration for acquisition of		—	—	—
shares of Cogeco Cable Inc.	—	—	35,181	—
Class B Non-Voting shares issued in consideration for Class B Restricted Voting shares of Rogers Wireless Communications Inc.	—	—	—	104,766

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Communications Inc.
Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$4,981,017	$5,051,998
Goodwill	1,889,104	1,892,060
Other intangible assets	421,889	423,674
Investments (Note 2)	266,904	223,937
Cash and cash equivalents	350,411	26,884
Accounts receivable	482,283	512,127
Deferred charges	168,310	184,840
Other assets	231,635	208,983

	$8,791,553	$8,524,503

Liabilities and Shareholders’ Equity
Liabilities:
Long-term debt (Note 3)	$5,777,974	$5,687,471
Accounts payable and accrued liabilities	942,980	1,140,578
Unearned revenue	112,315	110,320
Deferred gain	20,536	21,847
Future income taxes	27,716	27,716

	6,881,521	6,987,932
Non-controlling interest	173,892	132,536
Shareholders’ equity (Note 4)	1,736,140	1,404,035

	$8,791,553	$8,524,503

                              Subsequent Events (Note 11)

Rogers Communications Inc.
Consolidated Statements of Deficit

	Six Months Ended	Six Months Ended
	June 30,	June 30,
(In thousands of dollars)	2003	2002

Deficit, beginning of period	$(415,589)	$(660,022)
Net income (loss) for the period	77,796	(286,358)
Dividends on Class A Voting Shares and Class B Non-Voting Shares	(11,602)	—
Dividends on Series E Preferred Shares	(6)	—
Distribution on Convertible Preferred Securities	(13,303)	(10,131)
Accretion on Preferred Securities	—	(10,880)

Deficit, end of period	$(362,704)	$(967,391)

Rogers Communications Inc.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2003 and 2002

These interim Consolidated Financial Statements do not include all of the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements including the Notes thereto for the year ended December 31, 2002.

1. Basis of Presentation and Accounting Policies

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements.

2. Investments, at Book Value

				June 30,	June 30,
(In thousands of dollars)				2003	2002

			Quoted
			Market	Book	Book
Description			Value	Value	Value

Investments accounted for by the equity method
Blue Jays Holdco				$126,655	$122,844
Other				8,796	7,079

				135,451	129,923
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	7,253,800	Subordinate Voting	$132,382	75,935	40,454
		Common shares
		(2002 - 4,253,800)
Cogeco Inc.	2,724,800	Subordinate Voting	45,368	28,610	28,610
		Common shares
Other publicly traded companies			31,647	10,314	10,323

			209,397	114,859	79,387
Private companies				16,594	14,627

				$266,904	$223,937

(i) Blue Jays Holdco

The increase in the carrying value of Blue Jays Holdco from December 31, 2002, of $3.8 million reflects the equity loss for the six months ended June 30, 2003, of $27.7 million (2002 — $62.7 million), offset by cash advances in the six months ended June 30, 2003, of $31.5 million (2002 - $28.7 million).

(ii) Investment in Cogeco Cable Inc.

In March 2003, the Company entered into agreements to purchase 3.0 million Subordinate Voting shares of Cogeco Cable Inc. (“Cogeco”) in exchange for 2.7 million Class B Non-Voting shares of the Company from a group of investors unaffiliated with Cogeco. This transaction and number of shares exchanged was based on the closing market value of Cogeco on the date of the transaction of $11.727 per share (Note 4(i)) and had the effect of increasing the Company’s investment in Cogeco by $35.5 million, representing an approximate 18.19 percent equity ownership.

3. Long-Term Debt

		Interest	June 30,	December 31,
(In thousands of dollars)		Rate	2003	2002

(A) Corporate:
(i )	Convertible Debentures, due 2005	5-3/4%	$279,398	$320,007
(ii)	Senior Notes, due 2006	9-1/8%	—	86,314
(iii)	Senior Notes, due 2006	10-1/2%	75,000	75,000
(iv)	Senior Notes, due 2007	8-7/8%	278,630	324,382
(v )	Senior Notes, due 2007	8-3/4%	165,000	165,000
(B) Cable:
(i )	Bank credit facilities	Floating	—	37,000
(ii)	Senior Secured Second Priority Notes, due 2005	10%	410,973	412,789
(iii)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	450,000
(iv)	Senior Secured Second Priority Debentures, due 2007	10%	—	118,167
(v )	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	547,430
(vi)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(vii)	Senior Secured Second Priority Notes, due 2013	6.25%	472,465	—
(viii)	Senior Second Priority Debentures, due 2032	8.75%	312,700	312,700
(ix)	Senior Subordinated Debentures, due 2015	11%	157,124	171,406
(C) Wireless:
(i )	Bank credit facilities	Floating	206,000	149,000
(ii)	Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
(iii)	Senior Secured Notes, due 2007	8.30%	265,788	309,775
(iv)	Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121
(v )	Senior Secured Notes, due 2011	9-5/8%	764,143	764,143
(vi)	Senior Secured Debentures, due 2016	9-3/4%	209,112	229,987
(vii)	Senior Subordinated Notes, due 2007	8.80%	242,707	282,875
(D) Media:	Bank credit facility	Floating	12,000	—
Obligations under mortgages and capital leases and other		Various	36,383	38,375

			$5,777,974	$5,687,471

Issued:

Cable issued US$350 million 6.25% Senior (Secured) Second Priority Notes due 2013.

Redeemed:

RCI redeemed US$54.633 million 9 1/8% Senior Notes due 2006 at a redemption price of 101.521% of the aggregate principal amount.

Cable redeemed US$74.808 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.00% of the aggregate principal amount.

As a result of the redemptions described above, the Company recorded a loss on the repayment of debt in the quarter of $7.6 million, consisting of a prepayment premium of $6.3 million and the write off of deferred financing costs of $1.3 million.

     4.     Shareholders’ Equity

	June 30,	December 31,
(In thousands of dollars)	2003	2002

Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
60,000 Series XXVII (2002 - 60,000)	$60,000	$60,000
818,300 Series XXX (2002 - 818,300)	10,000	10,000
300,000 Series XXXI (2002 - 300,000)	300,000	300,000

	370,000	370,000
Held by members of the Company’s share purchase plans:
128,052 Series E Convertible shares	2,194	2,327
Common shares:
56,240,494 Class A Multiple Voting shares	72,320	72,320
175,842,088 Class B Non-Voting shares (2002 - 158,784,358)	285,705	257,989

	730,219	702,636
Deduct:
Amounts receivable from employees under certain share purchase plans	3,679	6,274
Preferred shares of the Company held by subsidiary companies	370,000	370,000

Total capital stock	356,540	326,362
Convertible Preferred Securities	576,000	576,000
Contributed surplus	1,166,304	917,262
Deficit	(362,704)	(415,589)

Shareholders’ Equity	$1,736,140	$1,404,035

During the six months ended June 30, 2003, the Company completed the following capital stock transactions:

(i)	2,700,000 Class B Non-Voting shares with a value of $35.2 million were issued as consideration for the acquisition of 3,000,000 Subordinated Voting shares of Cogeco Cable Inc. (Note 2(ii));

(ii)	On February 7, 2003, as per the conditions of the 2001 acquisition of Cable Atlantic Inc., the Company issued 1,329,007 Class B Non-Voting shares to the vendors. The vendors have disputed the Company’s calculation of the requisite number of shares to be issued. On January 24, 2003, the Company commenced an application to the Superior Court of Justice of Ontario for a declaration that the number of shares issued by the Company satisfies the Company’s obligations to the vendors;

(iii)	7,784 Series E Convertible Preferred shares with a value of $0.1 million were converted to 7,784 Class B Non-Voting shares;

(iv)	298,875 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $2.4 million.

(v)	On June 12, 2003, 12,722,647 Class B Non-Voting shares were issued to a syndicate of Canadian Underwriters for net cash proceeds of approximately $239.0 million.

As a result of the above transactions, $249.0 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

5. Calculation of Earnings (Loss) Per Share

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands, except per share amounts)	2003	2002	2003	2002

Numerator:
Net income (loss) for the period	$54,060	$(188,796)	$77,796	$(286,359)
Distribution on Convertible Preferred Securities	(8,250)	(5,066)	(13,303)	(10,131)
Dividends accreted on Convertible Preferred Securities	(4,981)	(4,768)	(9,908)	(9,484)
Accretions on Preferred Securities	—	(6,139)	—	(10,880)

	$40,829	$(204,769)	$54,585	$(316,854)

Denominator:
Weighted average number of shares outstanding:
Basic	221,886	212,473	219,255	212,473
Diluted	226,024	212,473	223,225	212,473
Earnings (loss) per share
Basic	$0.18	($0.96)	$0.25	($1.49)
Diluted	$0.18	($0.96)	$0.24	($1.49)

6. Segmented Information

For the Three Months Ended June 30, 2003
				Corporate items
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals

Operating revenue	$429,438	$547,848	$219,706	$(13,341)	$1,183,651
Operating, general and administrative expenses	267,560	365,302	182,600	(2,017)	813,445

Operating income (loss) before the undernoted:	161,878	182,546	37,106	(11,324)	370,206
Management fees	8,589	2,834	3,313	(14,736)	—
Depreciation and amortization	121,164	125,232	9,163	868	256,427

Operating income	32,125	54,480	24,630	2,544	113,779
Interest:
Long-term debt	(59,512)	(49,601)	(1,933)	(16,964)	(128,010)
Intercompany	(734)	—	(12,325)	13,059	—
Intercompany Dividends	1,548	—	10,842	(12,390)	—
Loss on repayment of long-term debt	(5,945)	—	—	(1,652)	(7,597)
Income (loss) from investments accounted for by the equity method	—	—	406	(14,115)	(13,709)
Foreign exchange gain (loss)	16,345	53,483	(453)	46,844	116,219
Investment and other income (loss)	(251)	134	(69)	2,133	1,947
Income tax expense	(1,706)	(1,378)	(239)	(49)	(3,372)
Non-controlling interest	—	—	—	(25,197)	(25,197)

Net Income (loss) for the period	$(18,130)	$57,118	$20,859	$(5,787)	$54,060

Plant, property and equipment expenditures	$114,774	$98,793	$8,240	505	$222,312

For the Three Months Ended June 30, 2002
				Corporate items
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals

Operating revenue	$389,060	$481,716	$213,570	$(12,035)	$1,072,311
Operating, general and administrative expenses	252,993	348,935	183,441	(1,406)	783,963

Operating income (loss) before the undernoted:	136,067	132,781	30,129	(10,629)	288,348
Management fees	7,728	2,751	2,858	(13,337)	—
Depreciation and amortization	122,078	110,802	10,564	3,783	247,227

Operating income	6,261	19,228	16,707	(1,075)	41,121
Interest:
Long-term debt	(50,408)	(48,008)	(3,428)	(16,191)	(118,035)
Intercompany	—	—	(14,716)	14,716	—
Intercompany Dividends	1,316	—	17,537	(18,853)	—
Gain on sale of other investments	—	—	—	1,295	1,295
Writedown of investments	(7,500)	—	—	(210,029)	(217,529)
Loss on repayment of long-term debt	(20,088)	—	—	—	(20,088)
Income (loss) from investments accounted for by the equity method	—	—	(134)	(47,743)	(47,877)
Foreign exchange gain (loss)	2,394	30,938	83	30,548	63,963
Investment and other income (loss)	(1,216)	1	(4)	4,532	3,313
Income tax reduction (expense)	115,043	(1,426)	(1,045)	(7,207)	105,365
Non-controlling interest	—	—	—	(324)	(324)

Net Income (loss) for the period	$45,802	$733	$15,000	$(250,331)	$(188,796)

Plant, property and equipment expenditures	$165,940	$149,036	$9,155	$525	$324,656

6. Segmented Information (cont’d)

For the Six Months Ended June 30, 2003
				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$857,445	$1,057,727	$416,432	$(24,804)	$2,306,800
Operating, general and administrative expenses	538,279	719,371	373,314	(3,644)	1,627,320

Operating income (loss) before the undernoted:	319,166	338,356	43,118	(21,160)	679,480
Management fees	17,149	5,668	5,714	(28,531)	—
Depreciation and amortization	240,510	244,356	17,921	1,960	504,747

Operating income	61,507	88,332	19,483	5,411	174,733
Interest:
Long-term debt	(115,931)	(97,609)	(3,437)	(34,580)	(251,557)
Intercompany	(2,851)	—	(24,485)	27,336	—
Intercompany dividends	2,984	—	21,508	(24,492)	—
Loss on repayment of long-term debt	(5,945)	—	—	(1,652)	(7,597)
Loss from investments accounted for by the equity method	—	—	600	(26,161)	(25,561)
Foreign exchange gain (loss)	33,336	105,772	(408)	97,986	236,686
Investment and other income (loss)	367	10	328	2,248	2,953
Income tax expense	(4,085)	(2,756)	(431)	(3,233)	(10,505)
Non-controlling interest	—	—	—	(41,356)	(41,356)

Net income (loss) for the period	$(30,618)	$93,749	$13,158	$1,507	$77,796

Plant, property and equipment expenditures	$213,044	$176,486	$21,515	$217	$411,262

Goodwill	$926,445	$7,058	$578,546	$377,055	$1,889,104

Identifiable assets	$3,809,317	$3,109,691	$1,443,589	$428,956	$8,791,553

For the Six Months Ended June 30, 2002
				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$769,533	$920,042	$390,387	$(23,019)	$2,056,943
Operating, general and administrative expenses	502,152	676,410	356,024	(5,032)	1,529,554

Operating income (loss) before the undernoted:	267,381	243,632	34,363	(17,987)	527,389
Management fees	15,316	5,503	5,084	(25,903)	—
Change in estimates of sales tax and CRTC contribution liabilities	—	(12,331)	—	—	(12,331)
Depreciation and amortization	239,651	220,330	15,855	7,252	483,088

Operating income	12,414	30,130	13,424	664	56,632
Interest:
Long-term debt	(90,402)	(95,398)	(6,129)	(34,741)	(226,670)
Intercompany	(3,409)	—	(29,366)	32,775	—
Intercompany dividends	2,559	—	34,844	(37,403)	—
Gain on sale of investments	—	—	—	2,062	2,062
Writedown of investments	(9,500)	—	—	(210,029)	(219,529)
Loss on repayment of long-term debt	(20,088)	—	—	—	(20,088)
Loss from investments accounted for by the equity method	—	—	(973)	(61,159)	(62,132)
Foreign exchange gain	1,801	30,497	155	30,154	62,607
Investment and other income (loss)	(1,029)	78	127	8,740	7,916
Income tax reduction (expense)	112,673	(3,002)	(1,118)	(13,555)	94,998
Non-controlling interest	—	—	—	17,845	17,845

Loss for the period	$5,019	$(37,695)	$10,964	$(264,647)	$(286,359)

Plant, property and equipment expenditures	$300,212	$250,231	$15,220	$1,036	$566,699

Goodwill	$926,445	$7,058	$579,136	$759,565	$2,272,204

Identifiable assets	$3,875,543	$3,052,364	$1,684,394	$857,521	$9,469,822

7. Consolidated Statement of Cash Flows

     The change in non-cash working capital items is comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands of dollars)	2003	2002	2003	2002

Decrease (increase) in accounts receivable	$(27,609)	$(1,009)	$29,923	$63,974
Increase (decrease) in accounts payable and accrued liabilities	(19,415)	24,905	(209,303)	(59,537)
Increase (decrease) in unearned revenue and other assets	18,851	28,060	(16,659)	(13,023)

	$(28,173)	$51,956	$(196,039)	$(8,586)

8. Related Party Transactions

(i)	The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services, Inc. (“AWE”), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands of dollars)	2003	2002	2003	2002

Roaming revenue billed to AWE	$(2,714)	$(3,112)	$(5,689)	$(5,828)
Roaming expense paid to AWE	3,484	4,989	7,787	9,904
Fees paid to AWE for over-air activation	27	119	173	371
Access fees paid to broadcasters accounted for by the equity method	3,969	4,055	8,164	8,360

	$4,766	$6,051	$10,435	$12,807

(ii)	In addition to the transactions described above, the Company conducts certain transactions in the normal course of business with organizations, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. Amounts paid by the Company to such organizations for the six months ended June 30, 2003, excluding the amounts disclosed above, for telecommunications services and broadcast access fees totalled approximately $28.5 million. In addition, the Company also paid amounts to such organizations during the six-month period for legal services, commissions on premiums for insurance coverage, and other advisory and financing fees of approximately $6.0 million.

9. Stock-Based Compensation

For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted by RCI and Wireless consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the pro forma amounts indicated below:

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands, except per share amounts)	2003	2002	2003	2002

(Based on all issued and outstanding options)
Net income (loss) for the period, as reported	$54,060	$(188,796)	$77,796	$(286,359)
Stock-based compensation expense — RCI	(8,955)	(6,083)	(16,428)	(11,662)
Stock-based compensation expense — RWCI	(3,120)	(3,020)	(5,835)	(6,162)

Pro forma net income (loss) for the period	$41,985	$(197,899)	$55,533	$(304,183)

Earnings (loss) per share, as reported — basic	$0.18	$(0.96)	$0.25	$(1.49)
Effect of stock-based compensation	(0.05)	(0.04)	(0.10)	(0.08)

Pro forma earnings (loss) per share — basic	$0.13	$(1.00)	0.15	$(1.57)

Earnings (loss) per share, as reported — diluted	$0.18	$(0.96)	$0.24	$(1.49)
Effect of stock-based compensation	(0.05)	(0.04)	(0.10)	(0.08)

Pro forma earnings (loss) per share — basic and diluted	$0.13	$(1.00)	0.14	$(1.57)

Under the transitional rules, CICA Handbook Section 3870 allows companies to include only options issued subsequent to December 31, 2001, in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for the six months ended June 30, 2003, would have been $2.2 million (2002 — $0.2 million) and pro forma net income for the six months ended June 30, 2003 would have been $75.6 million or $0.24 per basic and $0.23 per diluted Earnings per Share (2002 – loss of $286.6 million or $1.49 per share).

The weighted average estimated fair value at the date of the grant for the RCI options granted for the six months ended June 30, 2003, was $10.64 per share (2002 — $9.02). The weighted average fair value, at the date of the grant for the Wireless options granted for the six months ended June 30, 2003 was $10.59 per share (2002 — $9.02). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,

	2003	2002	2003	2002

Risk-free interest rate	4.46%	5.11%	4.41%	4.80%
Dividend yield	—	—	—	—
Volatility factor of the future expected market price of RWCI’s
Class B Restricted Voting shares	56.14%	50.02%	56.14%	50.03%
Volatility factor of the future expected market price of RCI’s
Class B Non-Voting shares	50.10%	48.47%	49.88%	48.83%
Weighted average expected life RWCI’s options	5 years	5 years	5 years	5 years
Weighted average expected life of RCI’s options	6.6 years	5 years	6.6 years	5 years

For the purposes of pro forma disclosures, the estimated “fair value” of the options is amortized to expense over the options vesting period on a pro-rated straight-line basis.

10. Guarantees and Indemnities

The Company has made certain warranties and indemnities to the purchasers with respect to the sale of shares of Bowdens Media Monitoring Limited and Rogers American Cablesystems Inc. (Cable Alaska). These warranties and indemnifications expire in 2005 and are limited in both cases to the total purchase price paid being $40.3 million and $29.4 million respectively. To date, there have been no claims under the warranties and indemnities and the Company does not anticipate that any will occur.

11. Subsequent Events

RCI has submitted notices to redeem US$205.4 million aggregate principal amount of its 8 7/8% Senior Notes due 2007 at a redemption price of 102.958% of the aggregate principal amount on July 17, 2003 and $165.0 million aggregate principal amount of its 8 3/4% Senior Notes due 2007 at a redemption price of 102.917 percent on August 6, 2003.

During the quarter, the Company announced the adoption of a dividend policy of paying, in each year, dividends on each of its Class B Non-Voting shares and Class A Voting shares aggregating C$0.10 per share per year, to be payable twice yearly on the first trading day following July 1 and January 1 in each year. On May 29, 2003, the Company declared a dividend on each of its Class B Non-Voting shares and Class A Voting shares of C$0.05 per share payable on July 2, 2003, with the record date being June 16, 2003.

       Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the management’s discussion and analysis portion of the Company’s most recent annual report, filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

About the Company
Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, broadband Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, wireless data communications and paging through Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For further information (investors and analysts): Bruce M. Mann, 416.935.3532, bmann2@rci.rogers.com Eric Wright, 416.935.3550, ewright@rci.rogers.com

For further information (media): Jan L. Innes, 416.935.3525, jinnes@rci.rogers.com

Quarterly Investment Community Conference Call
As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 11:00 a.m. ETN on July 17, 2003. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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